SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated October 30, 2009, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ Meeting approved by unanimous vote the appointment of Parque Arauco S.A. and IRSA Inversiones y Representaciones Socieadad Anónima for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ Meeting approved by unanimous vote the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-09.

3. CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by unanimous vote the duties discharged by the Board of Directors, for the fiscal year ended 06-30-09.

4. CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by unanimous vote the duties discharged by the Supervisory Committee, for the fiscal year ended 06-30-09.

5. DISCUSSION AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED 06-30-09, WHICH SHOWED LOSSES IN THE AMOUNT OF $22,060,000. CONSIDERATION OF PAYMENT OF DIVIDENDS IN CASH AND/OR IN KIND IN AN AMOUNT OF UP TO $56,000,000.

The Shareholders’ Meeting approved by unanimous vote to absorb the result of the fiscal year through the balance of the voluntary reserve account and the distribution of a dividend exclusively in cash of up to an amount of Ps. 56,000,000, delegating on the Board of Directors the payment within the next 30 days.

6. CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS IN THE AMOUNT OF $1,394,752 (ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED 06-30-09, WHICH SHOWED LOSSES IN THE TERMS OF THE REGULATIONS ISSUED BY THE CNV. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR APPROVAL OF BUDGET SUBMITTED BY THE AUDITING COMMITTEE.

The Shareholders’ Meeting approved by unanimous vote to pay remuneration to the Board of Directors of an amount of Ps. 1,394,752, for the fiscal year ended 06-30-09.

7. CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ Meeting approved by unanimous vote to pay no remuneration to the Supervisory Committee.

8. NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, DUE TO THE EXPIRY OF THE TERM OF OFFICE.

The Shareholders’ Meeting approved by unanimous vote the appointment of the actual regular directors and alternate directors. The regular directors are Mr. Eduardo Sergio Elstain (not independent under Resolution 400 of the Comisión Nacional de Valores (“CNV”)), Mr. Saúl Zang (not independent under Resolution 400 of the CNV), Mr. Alejandro Gustavo Elsztain (not independent under Resolution 400 of the CNV), Mr. Fernando Adrián Elsztain (not independent under Resolution 400 of the CNV), Mr. Enrique Antonini (independent under Resolution 400 of the CNV), Mr. Abraham Perelman (independent under Resolution 400 of the CNV), Mr. Daniel Ricardo Elsztain (not independent under Resolution 400 of the CNV), Mr. José Said (not independent under Resolution 400 of the CNV), Mr. Andrés Olivos (not independent under Resolution 400 of the CNV) and Mr. Leonardo Fernández (independent under Resolution 400 of the CNV). The alternate directors are Mr. Gabriel Adolfo Gregorio Reznik (not independent under Resolution 400 of the CNV), Mr. Gastón Armando Lernoud (not independent under Resolution 400 of the CNV), Mr. David Alberto Perednik (not independent under Resolution 400 of the CNV), Mr. Juan Manuel Quintana (not independent under Resolution 400 of the CNV), Mr. Mauricio Wior (not independent under Resolution 400 of the CNV), Mr. Salvador Darío Bergel (not independent under Resolution 400 of the CNV), Mr. Pablo Daniel Vergara del Carril (not independent under Resolution 400 of the CNV), Mr. Marcos Oscar Barylka (independent under Resolution 400 of the CNV), Mr. Guillermo E. Matta y Trejo (independent under Resolution 400 of the CNV) and Mr. José Domingo Eluchans Urenda (independent under Resolution 400 of the CNV).

9. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by unanimous vote the appointment of José Daniel Abelovich, Ángel Daniel Vergara del carril and Fabián Cainzos as regular members of the Supervisory Committee and Marcelo Héctor Fuxman, María Mercedes Premrou and Armando Fabián Ricci as alternate members of the Supervisory Committee, all of the independent under Resolution 400 of the CNV.

10. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS REMUNERATION.

The Shareholders’ Meeting approved by unanimous vote to appoint as certifying accountants for the fiscal year 2009/2010 the firms: (i) PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, designating Mr. Fabián Norberto Montero as regular external auditor and Mr. Raúl Leonardo Viglione as alternate external auditor; and (ii) Abelovich Polano & Asociados, designating Mr. José Daniel Abelovich as regular external auditor and Mr. Marcelo Héctor Fuxman and Mr. Roberto Daniel Murmis as alternate external auditors. The remuneration of the certifying accounts was delegated in the Board of Directors.

11. UPDATING OF REPORT ON SHARED SERVICES AGREEMENT. APPROVAL OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ Meeting approved by unanimous vote the information received and all what it was acted under this subject.

12. TREATMENT OF AMOUNTS PAID AS INCOME TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS.

The Shareholders’ Meeting approved by unanimous vote that the shareholders’ personal assets tax, paid by the Company in its capacity of substitute taxpayer for an amount of up to Ps. 501,154.76, shall be assumed by the Company.

13. CONSIDERATION OF AN INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAMME IN FORCE IN AN ADDITIONAL AMOUNT OF UP TO US$ 200,000,000 (THE “PROGRAMME”). DELEGATION OF POWERS TO THE BOARD OF DIRECTORS AND APPROVALS.

The Shareholders’ Meeting approved by unanimous vote the increase in the amount of the Global Note Programme.

14. CONSIDERATION OF THE CREATION OF A GLOBAL PROGRAMME FOR THE ISSUE OF SHORT TERM NOTES (VALORES REPRESENTATIVOS DE DEUDA DE CORTO PLAZO, “VCP”) IN THE FORM OF SIMPLE, NON-CONVERTIBLE NOTES, DENOMINATED IN PESOS, UNITED STATES DOLLARS OR IN ANY OTHER CURRENCY, WITH A COMMON, SPECIAL OR FLOATING SECURITY AND/OR ANY OTHER SECURITY, INCLUDING THIRD PARTY BONDS, SUBORDINATED OR UNSUBORDINATED, FOR A MAXIMUM OUTSTANDING AMOUNT AT ANY TIME THAT MAY NOT EXCEED THE EQUIVALENT IN PESOS TO US$ 50,000,000 (OR THE EQUIVALENT THEREOF IN ANY OTHER CURRENCIES) (THE “VCP PROGRAMME”). DELEGATION OF FULL POWERS TO THE BOARD OF DIRECTORS SO THAT, WITHIN THE MAXIMUM AMOUNT FIXED BY THE SHAREHOLDERS’ MEETING, IT MAY DETERMINE ANY OTHER CONDITIONS FOR THE PROGRAMME, AS WELL AS THE TIME FOR ISSUE AND FURTHER TERMS AND CONDITIONS FOR EACH SERIES AND TRANCHE OF NOTES TO BE ISSUED UNDER THE PROGRAMME. CONSIDERATION OF THE APPLICATION FOR REGISTRATION OF THE COMPANY IN THE SPECIAL REGISTRY OF VCP’S ISSUERS. SUB-DELEGATION OF POWERS BY THE BOARD OF DIRECTORS OF THE COMPANY.

The Shareholders’ Meeting approved by unanimous vote a Global Program for the issue of short term notes.

15. CONSIDERATION OF THE GENERAL SPECIAL MERGER BALANCE SHEET OF SHOPPING ALTO PALERMO S.A., HEREINAFTER, “SAPSA” AND THE GENERAL SPECIAL MERGER BALANCE SHEET OF APSA, ALL OF THEM DRAWN UP AS OF 06-30-09 AND THE REPORTS RENDERED BY THE SUPERVISORY COMMITTEE AND THE AUDITOR. CONSIDERATION OF THE PRELIMINARY MERGER AGREEMENT EXECUTED WITH SAPSA AND FURTHER DOCUMENTATION. APPROVALS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT.

The Shareholders’ Meeting approved by unanimous vote to adjourn the Shareholders’ Meeting until November 27, 2009, 12 a.m., Buenos Aires time.

16. CONSIDERATION OF PAYMENT OF BONUS TO THE COMPANY’S MANAGEMENT OF UP TO 1% OF THE WORKING CAPITAL, EITHER IN CASH OR IN KIND. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS IN CONNECTION WITH IMPLEMENTATION, PERCENTAGE ALLOCATION, TIME AND TERMS OF PAYMENT.

The Shareholders’ Meeting approved by unanimous vote to delegate the payment of the bonus to the Company’s Management in the Board of Directors, of an amount equal to 1% of the outstanding capital of the Company in cash or in kind, or a combination of both. It was also unanimously approved to delegate in the Board of Directors its allocation and implementation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 3, 2009.